UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69255

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CoinZoom Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4640 S Holladay Village Plaza, Suite 206
(No. and Street)

Salt Lake City	UT	84117
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Todd Crosland	385-887-8493	crosland@coinzoom.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Crosland, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CoinZoom Securities, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF UTAH
COUNTY OF: Salt Lake
ON THE 27th DAY OF February 2023
PERSONALLY APPEARED BEFORE ME
Todd Crosland SIGNER(S) OF THE ABOVE INSTRUMENT, WHO DULY ACKNOWLEDGED TO ME THAT HE/SHE/THEY EXECUTED THE SAME
Phillip S Jones
NOTARY PUBLIC

Signature: Todd Crosland

Title: CEO

Notary Public

NOTARY PUBLIC
PHILLIP S JONES
723941
MY COMMISSION EXPIRES
04/06/2026
STATE OF UTAH

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CoinZoom Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CoinZoom Securities, LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CoinZoom Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CoinZoom Securities, LLC's management. Our responsibility is to express an opinion on CoinZoom Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CoinZoom Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information in Schedule I – Computation of Net Capital and Computation of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of CoinZoom Securities, LLC's financial statements. The supplemental information is the responsibility of CoinZoom Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 28, 2023

We have served as CoinZoom Securities, LLC's auditor since 2016.

COINZOOM SECURITIES, LLC

FORM X-17A-5 WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2022

CoinZoom Securities, LLC
Index to the Financial Statements
December 31, 2022

Table of Contents

CoinZoom Securities, LLC
Statement of Financial Condition
December 31, 2022

Assets		
Current assets:		
Cash	$	15,732
Prepaid expenses		4,478
Total current assets		20,210
Total assets	$	20,210
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and other liabilities	$	2,079
Total current liabilities		2,079
Member's Equity		
Total member's equity		18,131
Total member's equity		18,131
Total Liabilities and Member's Equity	$	20,210

The accompanying notes are integral part of these financial statements.

CoinZoom Securities, LLC
Statement of Operations
December 31, 2022

Interest income	$	1
Operating expenses		
Sales and marketing		1,113
Communication and technology		7,785
Occupancy and equipment		7,533
Professional services		17,800
Other operating expenses		5,972
Total Operating Expenses		40,203
Net Loss	$	(40,202)

The accompanying notes are integral part of these financial statements.

CoinZoom Securities, LLC
Statement of Changes in Member's Equity
December 31, 2022

		Member's Capital		Accumulated (Deficit)		Total Member's Equity
Balance, December 31, 2021	$	3,710,488	$	(3,606,955)	$	103,533
Contributions		16,212		-		16,212
Distributions		(61,412)		-		(61,412)
Net loss		-		(40,202)		(40,202)
Balance, December 31, 2022	$	3,665,288	$	(3,647,157)	$	18,131

The accompanying notes are integral part of these financial statements.

CoinZoom Securities, LLC
Statement of Cash Flows
December 31, 2022

Cash flows from operating activities		
Net Loss	$	(40,202)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in prepaid expenses		1,156
Increase (decrease) in accounts payable and other liabilities		1,448
Increase (decrease) in due to related party		16,212
Net cash used in operating activities		(21,386)
Cash flows from investing activities		
Net cash used in investing activities		-
Cash flows from financing activities		
Member's distributions		(61,412)
Net cash used in financing activities		(61,412)
Net increase (decrease) in cash		(82,798)
Cash - beginning		98,530
Cash - ending	$	15,732
Supplemental disclosure of cash flow information		
Cash paid for:		
Interest	$	-
Income taxes	$	-
Non-cash investing and financing activities:		
Members contributions through debt forgiveness	$	16,212

The accompanying notes are integral part of these financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
CoinZoom Securities, LLC (the "Company") became a registered securities broker-dealer on February 14, 2014, with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company is currently limited by its FINRA Membership Agreement to engage in the following types of business (1) private placement of securities on a best efforts basis only, and (2) merger, acquisitions and corporate advisory. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

Use of Estimates
The preparation of financial statements in accordance with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions in determining reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash
The Company maintains cash balances at financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts have not exceeded these limits.

Accounts Receivable
Accounts receivables are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis, and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Revenue Recognition
The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is recognized according to a five-step model: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company provides services of certain private, exempt securities. Revenue for arrangements are generally recognized at the point in time that performance under the arrangement is completed. However, for certain contracts, revenue is recognized over time for arrangements in which performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contact. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

The recognition and measurement of revenue is based on the assessment of each engagement and significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lease term.

Income Taxes
The Company is organized as a Limited Liability Company ("LLC") and is considered a disregarded entity for income tax purposes. As such, the Company does not file a Federal or state income tax return and is consolidated with the Member's tax returns. In addition, the liability of the Member of the Company is limited to the Member's equity.

2. RELATED PARTY TRANSACTIONS

The Company is owned 100% by its holding company, Seed Equity Holdings, LLC (the "Holding Company").

The Company shares its office space as well as various administrative services with another wholly owned subsidiary of the Holding Company, CoinZoom, Inc. ("CZI"). In May 2017, the Company entered into an expense sharing agreement whereby all expenses associated with the operations of the Company paid by CZI were charged to the Company. Under the agreement, certain expenses of CZI, such as rent and office expenses are allocated to the Company and included in their respective accounts on the accompanying statement of operations.

In accordance with the expense sharing agreement, the Company reimbursed CZI for its allocated share of non-payroll related overhead expenses of $0 for the period January to December 2022. Additionally, during the year, CZI paid $16,212 for expenses on behalf of the Company. Also, during 2022, CZI contributed non-cash capital contributions of $16,212 to cover the Company's operating expenses through the forgiveness of amounts reimbursable to the CZI. The non-cash capital contributions have been made by CZI based on the Company's financial condition pursuant to signed Agreements for Capital effective March 31, 2022, June 30, 2022, September 30, 2022, and December 31, 2022.

During the year, the Company made cash distributions of $61,412 to the Holding Company.

3. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital. At December 31, 2022, the Company had net capital of $13,653, which exceeded requirements by $8,653. The ratio of aggregate indebtedness to net capital was 1 to 0.15.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

4. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 1, 2023, the date the financial statements were issued. The Company has no transactions to record.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHNGE ACT OF 1934

AS OF DECEMBER 31, 2022

Schedule I
Computation of Net Capital Under Rule 15C3-1
of the Securities and Exchange Commission
As of December 31, 2022

Computation of net capital		
Member's equity	$	18,131
Deductions and/or charges:		
Prepaid expenses and other assets		4,478
Net capital	$	13,653
Computation of aggregate indebtedness		
Payables and accrues liabilities	$	2,079
Aggregate indebtedness	$	2,079
Computation of basic net capital requirement		
Minimum net capital required (6.67% of aggregate indebtedness)		139
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	8,653
Excess net capital @ 1000%	$	13,445
Ratio: Aggregate indebtedness to net capital		0.15

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17a-5 Part II as of December 31, 2022.

CoinZoom Securities, LLC Exemption Report

CoinZoom Securities, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.173-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.1 7a- 5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under l 7 C.F.R. § 240.15c3-3 under exemption (k)(2)(i) of the rule.

(2) The Company had no obligations under 17 C.F.R.§ 240.l 5c3-3 under exemption (k)(2)(i) of the rule, throughout the most recent fiscal year without exception.

CoinZoom Securities, LLC

I, Todd B. Crosland, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Todd B. Crosland, CEO

February 28, 2023

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CoinZoom Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CoinZoom Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which CoinZoom Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provision) and (2) CoinZoom Securities, LLC stated that CoinZoom Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. CoinZoom Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CoinZoom Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

We are required to be independent of and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 28, 2023